                                                             OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1 )*
                                         -----

                                  ECOLLEGE.COM
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   27887 E 10
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                                 (CUSIP Number)

                                 Scott Stevens
                            200 West Madison Street
                                   Suite 2500
                            Chicago, Illinois 60606
                                 (312) 750-8444
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 14, 2003
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. 27887 E 10                                           PAGE 2 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

    R. A. INVESTMENT GROUP

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    404,556 (SEE ITEM 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    404,556 (SEE ITEM 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     404,556 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

CUSIP NO. 27887 E 10                   13D                     PAGE 3 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

    J. KEVIN POORMAN, AS TRUSTEE OF DONROSE TRUST

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    18,389 (SEE ITEM 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
Owned BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    18,389 (SEE ITEM 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,389 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 27887 E 10                   13D                     PAGE 4 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

    MARSHALL E. EISENBERG, AS TRUSTEE OF JBR TRUST #4

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    18,389 (SEE ITEM 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    18,389 (SEE ITEM 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,389 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 27887 E 10                    13D                    PAGE 5 OF 8 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.

    MARSHALL E. EISENBERG, AS TRUSTEE OF T&M CHILDRENS TRUST

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [X]

    (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ILLINOIS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    18,389 (SEE ITEM 5)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    18,389 (SEE ITEM 5)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     18,389 (SEE ITEM 5)
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 27887 E 10                   13D                     PAGE 6 OF 8 PAGES


         This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") is being filed with the Securities and Exchange Commission on behalf of R. A. Investment Group, an Illinois general partnership (the "Partnership"), J. Kevin Poorman, as trustee of the Donrose Trust, Marshall E. Eisenberg, as trustee of JBR Trust #4 and Marshall E. Eisenberg, as trustee of T&M Childrens Trust (collectively, the "Reporting Persons") with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of eCollege.com, a Delaware corporation (the "Company").

         The purpose of this Amendment is to report the sale by the Reporting Persons of 612,500 shares of Common Stock of the Company as described below and to indicate that the Reporting Persons cease to be beneficial owners of more than 5.0% of the Common Stock of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (c) and (e) are hereby amended in their entirety to read as follows:

(a) Aggregate Number/Percentage of Common Stock Beneficially Owned:

             the Partnership :                  404,556/ 2.4%

             Donrose Trust :                    18,389/ 0.1%

             JBR Trust #4 :                     18,389/ 0.1%

             T&M Childrens Trust :              18,389/ 0.1%

         The ownership percentages set forth above are based upon 16,731,559 shares of Common Stock issued and outstanding as of August 4, 2003, as disclosed in the Company's Quarterly Report on Form 10-Q, dated August 12, 2003.

         The aggregate number of shares of Common Stock reported as beneficially owned by the Partnership does not include 198,333 shares of Common Stock owned by the Partnership, as to which New World Equities, Inc., a Delaware corporation ("NWE"), has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by Donrose Trust does not include 9,015 shares of Common Stock owned by Donrose Trust, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by JBR Trust #4 does not include 9,015 shares of Common Stock owned by JBR Trust #4, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by T&M Childrens Trust does not include 9,015 shares of Common Stock owned by T&M Childrens Trust, as to which NWE has sole voting and dispositive power pursuant to a nominee agreement.

         The aggregate number of shares of Common Stock reported as beneficially owned by each of the Reporting Persons does not include any other shares of Common Stock beneficially owned by NWE.

CUSIP NO. 27887 E 10                   13D                     PAGE 7 OF 8 PAGES


Each Reporting Person expressly disclaims beneficial ownership of any other shares of Common Stock now or hereafter owned by NWE or its stockholders.

(c) Between August 14, 2003 and August 20, 2003, the Reporting Persons sold 492,500 shares of Common Stock as follows:

       SELLER                TRANSACTION                QUANTITY              TRADE DATE                PRICE
---------------------- ------------------------- ----------------------- ---------------------- ----------------------
Partnership                Open-Market Sale             176,000             August 14, 2003        $13.36

Partnership                Open-Market Sale              88,000             August 15, 2003        $13.742

Partnership                Open-Market Sale             125,400             August 18, 2003        $14.137

Partnership                Open-Market Sale              44,000             August 19, 2003        $14.29

Partnership                Open-Market Sale             105,600             August 20, 2003        $14.254

Donrose Trust              Open-Market Sale               8,000             August 14, 2003        $13.36

Donrose Trust              Open-Market Sale               4,000             August 15, 2003        $13.742

Donrose Trust              Open-Market Sale               5,700             August 18, 2003        $14.137

Donrose Trust              Open-Market Sale               2,000             August 19, 2003        $14.29

Donrose Trust              Open-Market Sale               4,800             August 20, 2003        $14.254

JBR Trust #4               Open-Market Sale               8,000             August 14, 2003        $13.36

JBR Trust #4               Open-Market Sale               4,000             August 15, 2003        $13.742

JBR Trust #4               Open-Market Sale               5,700             August 18, 2003        $14.137

JBR Trust #4               Open-Market Sale               2,000             August 19, 2003        $14.29

JBR Trust #4               Open-Market Sale               4,800             August 20, 2003        $14.254

T&M Childrens Trust        Open-Market Sale               8,000             August 14, 2003        $13.36

T&M Childrens Trust        Open-Market Sale               4,000             August 15, 2003        $13.742

T&M Childrens Trust        Open-Market Sale               5,700             August 18, 2003        $14.137

T&M Childrens Trust        Open-Market Sale               2,000             August 19, 2003        $14.29

T&M Childrens Trust        Open-Market Sale               4,800             August 20, 2003        $14.254


The prices set forth above reflect the weighted average price per share on the date the sale occurred.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five (5) percent of Company Common Stock on August 15, 2003.

CUSIP NO. 27887 E 10                   13D                     PAGE 8 OF 8 PAGES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

         Dated: August 21, 2003



                                       R.A. Investment Group

                                              By:  R.A. Trust #25,
                                                   as a general partner

                                              By:  /s/ Marshall E. Eisenberg
                                                   -------------------------
                                                   Marshall E. Eisenberg,
                                                   as co-trustee


                                          /s/ J. Kevin Poorman
                                          --------------------
                                          J. Kevin Poorman,
                                          as trustee of Donrose Trust


                                          /s/ Marshall E. Eisenberg
                                          -------------------------
                                          Marshall E. Eisenberg,
                                          as trustee of JBR Trust #4


                                          /s/ Marshall E. Eisenberg
                                          -------------------------
                                          Marshall E. Eisenberg,
                                          as trustee of T&M Childrens Trust